Filed by Netro Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Netro Corporation
Commission File No.: 000-26963

This filing relates to a planned merger (the “Merger”) between SR Telecom, Inc. (“SR Telecom”) and Netro Corporation (“Netro”) pursuant to the terms of an Agreement and Plan of Merger, dated as of March 27, 2003 (the “Merger Agreement”), by and among SR Telecom, Netro and Norway Acquisition Corporation. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Netro on March 27, 2003.

On March 27, 2003, Netro and SR Telecom conducted an investor conference call, the script of which is set forth below.

Pierre St-Arnaud

Thank you and good morning ladies and gentlemen. Welcome to our special conference call to discuss SR Telecom’s acquisition of Netro Corporation. With me in Montreal is David Adams, Vice President, Finance and CFO. Joining us via telephone link from San Jose are Gideon Ben-Efraim, President and Chief Executive Officer of Netro and Sanjay Khare, Netro’s Chief Financial Officer.

I will provide you with an overview of today’s events, and then David will talk about the financial aspects of the acquisition. Afterwards we will be pleased to answer any questions you may have.

Let me say how delighted I am that we are able to join the considerable forces of SR Telecom and Netro. Netro has established itself as a leading provider of broadband fixed wireless equipment used by service providers to deploy voice and high-speed data access connections in metropolitan communication networks to both business and residential users. The company offers a broad range of products with a wide set of licensed frequencies for point-to-multipoint–from 1.9 to 39 GHz.

Our two companies offer products that are almost completely complementary. For those of you unfamiliar with SR Telecom, we are a world leader in Point-to-Multipoint Wireless Access Solutions, which include equipment, network planning, project management, installation and maintenance services. Our products are used in over 110 countries, and provide high-quality voice and data for applications ranging from carrier-class telephone service to high-speed Internet access.

This acquisition fits in perfectly with our growth strategy. Over the past two years we have made three key acquisitions that have significantly extended our product offering and client base. The acquisition of Lucent’s Wireless Access Solutions group has resulted in significant positive results, most particularly with Telstra, the leading full-services provider in Australia. The technology assets we acquired from Nera Telecommunications have produced a strong product in the unlicensed band that is currently being trialed by customers and should lead to orders in the second half of this year. Our most recent acquisition of 1xEV-DO technology from Mergy is generating considerable interest among several of our existing customers.

The acquisition of Netro represents the next step in SR Telecom’s evolution. For us, Netro represents an ideal fit.

The acquisition has three main benefits, and they are significant.

First, the addition of Netro’s broadband product platform to SR Telecom’s solutions portfolio solidifies our global leadership position by providing us with the industry’s most complete portfolio of fixed wireless access products. We are now able to deliver a range carrier-class last-mile broadband fixed wireless access solutions that are rapidly deployable, reliable and cost-effective.

Specifically, we acquire two key products in the acquisition. Netro’s next generation 3.5G Angel provides small business and residential users with toll-quality voice and broadband packet data services on a single platform. Moreover, Angel’s leading non-line-of-sight OFDM-based technology ensures optimal coverage and capacity for our customers, as well as significantly reduced operating and capital costs.

The AirStar product is a high-capacity, carrier-class Fixed Broadband Wireless solution designed to solve the last mile bottleneck for large business applications.

Both the Angel and the AirStar products have an excellent track record for performance and stability.

According to market research firm Ovum, the market for broadband fixed wireless access is expected to reach approximately 16 million lines by 2008, so the potential for Netro’s solutions is considerable. The real synergy of this transaction involves combining our extensive distribution channel to market and turnkey solutions capabilities with Netro’s well-developed and market-ready products. This joining of forces enables us to address a number of identified opportunities in our existing customer base, and also positions us to pursue significant new contracts we would not otherwise be in a position to compete for.

The second key benefit of the acquisition is that it brings a number of advantages to our extensive customer base. The addition of Netro’s broadband fixed wireless access platform enables the delivery of carrier-class voice and high-speed data services to both residential and business users. Additionally, the platform makes it easier for both established and next generation service providers to deliver these services by facilitating an elegant and cost-effective move from legacy narrowband networks. Essentially, the Netro acquisition directly addresses the evolving needs of our global customer base, and provides them with the opportunity to obtain the industry’s best-in-class solutions from one company with proven technological, installation and support capabilities.

The third important benefit of the acquisition is financial. I will now turn the call over to David Adams, who will provide you with the financial components and structure of the transaction. David...

David Adams
Thank you Pierre, and good morning everyone. As Pierre has said, the Netro acquisition also provides SR Telecom with some important financial benefits, which will strengthen our balance sheet considerably.

First, let me detail the terms of the deal.

As we explained in our release, the transaction will be structured as a merger, in which a wholly owned U.S. subsidiary of SR Telecom will merge with and into Netro. Netro shareholders will receive total consideration of approximately US$3.11 per share, based on SR Telecom’s closing price of C$0.75 per share as of March 26 2003, amounting to an aggregate consideration of approximately US$121 million, which represents a premium of 28% to Netro’s closing stock price of US$2.43 on March 26, 2003,

The consideration will be comprised of a dividend payout of US$100 million and the issuance by SR Telecom of American Depository Receipts (ADRs) representing 41.5 million of SR Telecom common shares, which will be exchangeable by Netro shareholders into SR Telecom common shares.

Following the transaction, Netro shareholders will own approximately 43 % of SR Telecom’s common shares on a fully diluted basis. SR Telecom intends to file a registration statement with the SEC in order to register the ADRs for sale in the United States and will seek to quote its shares on Nasdaq, subject to compliance with the regulatory requirements of the SEC and of Nasdaq. Holders of approximately 12% of Netro’s shares have agreed to vote for the merger.

The Netro transaction will substantially improve our balance sheet. At closing, we expect the combined company will have a consolidated cash balance of approximately C$75 million. After taking into account the anticipated restructuring costs, transaction expenses, assumed liabilities and further development expenses involved in bringing Netro’s products to market, we anticipate that SR Telecom will gain incremental net free cash balances of over C$20 million.

This solidifies our competitive position considerably, providing us with the financial strength and flexibility to continue to support our anticipated growth and our industry-leading technology. Based on our review of opportunities in our existing customer base, we believe the addition of Angel and AirStar will be a significant part of our achieving our target to double the size of the Company. We anticipate that the acquisition will generate a positive contribution to earnings and cash flow for fiscal 2004 and that the overall transaction will be neutral to earnings per share in 2004 and accretive to earnings per share in 2005.

I will now turn the call back to Pierre.

Pierre St-Arnaud
Thank you David. We will now open up the call to questions.

After Questions

Pierre St-Arnaud
The restructuring of the telecommunications industry has provided us with a number of opportunities, and I’m pleased that we have been able to capitalize on these and further strengthen our global position in the fixed wireless access marketplace. Over the last two years we have invested strategically in new technologies that will ensure a broader product offering in our core fixed wireless and accelerate our growth. Through the acquisition of high-value, low-cost and well-developed technologies we have expanded our portfolio to address market opportunities that extend well beyond our traditional business. Our acquisition initiatives provide a cornerstone for our future growth and a means to build upon.

Today’s announcement is a significant milestone for SR Telecom. It solidifies our global leadership position with the industry’s broadest range of fixed wireless access products, offers substantial benefits to our worldwide customer base and significantly strengthens our balance sheet. The other acquisitions we’ve made over the past two years have demonstrated our ability to integrate new products and technology into our own solutions portfolio. It remains our goal to double the size of the Company, and I am confident that the Netro acquisition will bring us closer to realizing this goal, and will substantially benefit the Company, our customers and our shareholders for many years to come.

Thank you for joining us on our conference call today, and for your interest in SR Telecom. Please feel free to contact David or me if you’d like any additional information.

Investor Notice
SR Telecom and Netro plan to file a registration statement on Form F-4, including a proxy statement/prospectus, and other relevant documents with the United States Securities and Exchange Commission concerning the acquisition, and Netro expects to mail the proxy statement/prospectus to its stockholders in connection with the acquisition. Investors and security holders are urged to read the proxy statement/prospectus carefully when it becomes available, because it will contain important information about SR Telecom, Netro and the acquisition. Investors and security holders will be able to obtain free copies of these documents, when they are available, through the website maintained by the United States Securities and Exchange Commission at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by SR Telecom by contacting SR Telecom Investor Relations, 8150 Trans-Canada Highway, Montreal, Quebec, H4S 1M5, (514) 335-1210. Investors and security holders may obtain free copies of the documents filed with the United States Securities and Exchange Commission by Netro Corporation by contacting Netro Corporation Investor Relations, 3860 North First Street, San Jose, California 95134, (408) 216-1500.

SR Telecom and Netro, and their respective directors, executive officers, certain members of management and employees, may be deemed to be participants in the solicitation of proxies from Netro’s stockholders in connection with the merger. A description of the interests of Gideon Ben-Efraim, Netro Corporation’s Chairman of the Board and Chief Executive Officer, and certain of Netro’s other executive officers, employees and directors who may be deemed to be participants in the solicitation of proxies, and any additional benefit they may receive in connection with the merger, will be |described in the proxy statement/prospectus.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE ACQUISITION.

Except for historical information provided herein, this document contains information and statements of a forward-looking nature within the meaning of the United States federal securities laws concerning the future performance of SR Telecom and SR Telecom’s anticipated acquisition of Netro. Statements of expected synergies, accretion, and timing of closing are based on suppositions and uncertainties as well as on management’s best possible evaluation of future events. Readers are advised that actual results may differ materially from expected results based on a number of factors, many of which are beyond the control of SR Telecom and Netro. Such factors include, without excluding other considerations, risks associated with the proposed acquisition, including the approval of the proposed merger by Netro stockholders, obtaining regulatory approval and the satisfaction of other closing conditions, fluctuations in quarterly results, evolution in customer demand for SR Telecom’s products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. A detailed discussion of other risks and uncertainties that could cause actual results and events to differ materially from the forward-looking statements contained in this document will be included in the proxy statement/prospectus to be filed by SR Telecom and Netro with the United States Securities and Exchange Commission.